Issuer Free Writing Prospectus

(Relating to Preliminary Prospectus Supplement

Dated October 5, 2015)

Filed Pursuant to Rule 433(d)

Registration No. 333-206980

MIDAMERICAN ENERGY COMPANY

FINAL PRICING TERM SHEET

October 5, 2015

Issuer:	MidAmerican Energy Company

Legal Format:	SEC-Registered

Issue:	3.50% First Mortgage Bonds due 2024 (the “2024 bonds”)

4.25% First Mortgage Bonds due 2046 (the “2046 bonds”)

Reopening of the 2024 bonds:	The 2024 bonds constitute a further issuance of, are consolidated and form a single series with, have identical terms (other than the date of issuance, the public offering price, initial interest accrual date and initial interest payment date) and have the same CUSIP number as our $300,000,000 aggregate principal amount of outstanding 3.50% First Mortgage Bonds due 2024 issued on April 3, 2014.

Offering Size:	$200,000,000 in aggregate principal amount (2024 bonds)

$450,000,000 in aggregate principal amount (2046 bonds)

Net Proceeds (before expenses) to Issuer:	$650,857,500

Coupon and Coupon Payment Dates:	3.50% per annum, payable semi-annually on each April 15 and October 15, commencing April 15, 2016 (2024 bonds)

4.25% per annum, payable semi-annually on each May 1 and November 1, commencing May 1, 2016 (2046 bonds)

Trade Date:	October 5, 2015

Settlement Date:	October 15, 2015 (T+7)

It is expected that delivery of the First Mortgage Bonds will be made to investors on or about October 15, 2015, which will be the seventh business day following the date hereof (such settlement being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the First Mortgage Bonds on the date of pricing of the First Mortgage Bonds or the succeeding business days up to three days prior to the date of delivery of the First Mortgage Bonds, will be required, by virtue of the fact that the First Mortgage Bonds initially will settle T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Maturity Date:	October 15, 2024 (2024 bonds)

May 1, 2046 (2046 bonds)

Benchmark Treasury:	2.000% due August 15, 2025 (2024 bonds)

3.000% due May 15, 2045 (2046 bonds)

Benchmark Treasury Yield:	2.060% (2024 bonds)

2.908% (2046 bonds)

Spread to Benchmark Treasury:	+100 basis points (2024 bonds)

+135 basis points (2046 bonds)

Re-offer Yield:	3.060% (2024 bonds)

4.258% (2046 bonds)

Price to Public:	103.358% of the principal amount (2024 bonds)

99.862% of the principal amount (2046 bonds)

Ratings[1]:	Aa2 by Moody’s Investors Services, Inc.
A by Standard & Poor’s Ratings Services
A+ by Fitch Ratings, Inc.

Optional Redemption:	Prior to July 15, 2024, the 2024 bonds will be redeemable, in whole or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2024 bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon from the redemption date to the maturity date, discounted to the redemption date on a semi-annual basis, plus 15 basis points (the “2024 Make-Whole Amount”); plus, in either case, accrued and unpaid interest to the redemption date. On or after July 15, 2024 the 2024 bonds will be redeemable at a redemption price equal to 100% of the principal amount of the 2024 bonds being redeemed, plus accrued and unpaid interest to the redemption date (2024 bonds).

[1]	These securities ratings have been provided by Moody’s Investors Service, Inc., Standard & Poor’s Rating Services and Fitch Ratings, Inc. None of these ratings are a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating. No report of any rating agency is incorporated by reference herein.

Prior to November 1, 2045 (the “2046 Par Call Date”), the 2046 bonds will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2046 bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2046 bonds being redeemed that would be due if the maturity date of such 2046 bonds were the 2046 Par Call Date (not including any portion of any payments of interest accrued to, but not including, the redemption date), discounted to the redemption date on a semi-annual basis at the Treasury Rate, plus 25 basis points (the “2046 Make-Whole Amount”); plus, in either case, accrued and unpaid interest to the redemption date. On or after the 2046 Par Call Date, the 2046 bonds will be redeemable at a redemption price equal to 100% of the principal amount of the 2046 bonds being redeemed, plus accrued and unpaid interest to the redemption date (2046 bonds).

Joint Book-Running Managers:	Barclays Capital Inc.
Mizuho Securities USA Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.

Co-Managers:	BMO Capital Markets Corp.
BNY Mellon Capital Markets, LLC
J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
Mitsubishi UFJ Securities (USA), Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC
SMBC Nikko Securities America, Inc.
SunTrust Robinson Humphrey, Inc.
The Williams Capital Group, L.P.

CUSIP:	595620 AM7 (2024 bonds)
595620 AP0 (2046 bonds)

ISIN:	US595620AM78 (2024 bonds)
US595620AP00 (2046 bonds)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Mizuho Securities USA Inc. toll-free at 1-866-271-7403, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.